EXHIBIT 99.1

Brookfield Asset Management and Brookfield Corporation to Host Investor Day on September 10, 2024

BROOKFIELD, News, Sept. 09, 2024 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) and Brookfield Corporation (NYSE: BN, TSX: BN) announced that they will host their Investor Day on Tuesday, September 10, 2024.

Brookfield Asset Management’s event will run from 10:00 a.m. (ET) until 1:00 p.m. (ET). Brookfield Corporation’s event will run from 2:00 p.m. (ET) to 4:00 p.m. (ET).

The live webcast, along with copies of the presentations, can be accessed by all interested parties through https://brookfieldinvestorday.cventevents.com/9N3ezn.  Please register for the webcast at least 15 minutes prior to the start of the event to download any necessary software. For those unable to view the event live, a replay will be available on its website shortly after the event.

About Brookfield Asset Management
Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with approximately $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

About Brookfield Corporation
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at www.bam.brookfield.com or contact:

Media Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations Jason Fooks Tel: (212) 417-2442 Email: jason.fooks@brookfield.com

For more information, please visit our website at www.bn.brookfield.com or contact:

Media Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com